SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 52)

                 American Strategic Income Portfolio III, Inc.
                                    ( CSP )
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   03009T101
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                                 (CUSIP Number)

                               Paul E. Rasmussen
                                3300 IDS Center
                             80 South Eighth Street
                           Minneapolis, MN 55402-4130
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                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 24, 2010
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for an subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03009T101
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Sit Investment Associates, Inc.    IRS Identification No. 41-1404829

     See Exhibit 1 for schedule of affiliated entities.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) [ ]
                                                                         (b) [x]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     00 Cash deposited in investment accounts regarding which Sit Investment, Associates, Inc. and Sit Investment Fixed Income Advisors, Inc. have investment discretion.
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
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                    7     SOLE VOTING POWER

   NUMBER OF              1,921,116 Shares
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH             -----------------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON
   WITH                   1,921,116 Shares
                    -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,921,116 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.99%
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14   TYPE OF REPORTING PERSON (See instructions)

     IA
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

ITEM 1   Security and Issuer

         Common Stock
         American Strategic Income Portfolio, Inc. III
         c/o Beth Rood
         U.S. Bancorp Asset Management
         800 Nicollet Mall, BC-MN-H04N
         Minneapolis, MN 55402

ITEM 2   Identity and Background

         a) Sit Investment Associates, Inc.
            Roger Jerome Sit, Chairman, President, CEO, & Global CIO Michael Clinton Brilley, Sr. VP and Sr. Fixed Income Officer Paul E. Rasmussen, Vice President, Secretary
            Frederick Richard Adler, Director
            William E. Frenzel, Director
            Ralph Strangis, Director

         b) Incorporated in the State of Minnesota
            3300 IDS Center, 80 South Eighth Street,
            Minneapolis, MN 55402

         c) Investment Management

         d) None of the individuals listed above or Sit Investment Associates, Inc. has been convicted during the last 5 years of any criminal proceeding (excluding traffic violations).

         e) During the last five years none of the individuals listed above or Sit Investment Associates, Inc. has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f) Each of the individuals listed above is a United States citizen.

ITEM 3   Source and Amount of Funds or Other Considerations

         00 Cash deposited in investment accounts regarding which Sit Investment
            Associates, Inc. and its subsidiaries, Sit Investment Fixed Income Advisors, Inc. and Sit Fixed Income Advisors II, LLC (together "SIA") have investment discretion.

ITEM 4   Purpose of Transaction

         Shares of the Issuer have been acquired and sold over a period of time beginning March 11, 1996, and since the filing of the previous amendments to this Schedule 13D, in the ordinary course of business as an investment manager for investment purposes.

         The shares of the Issuer have been trading at a significant discount to net asset value during the past several years. SIA has determined that it is in the best interests of certain of its clients to pursue with the Issuer changes in the Issuer's practices or policies that, if adopted, would tend to reduce or eliminate the discount at which the shares of the Issuer will trade in the future.

         SIA otherwise does not seek to influence or control the management of the Issuer. SIA will continue to acquire and sell shares of the Issuer on behalf of its clients for investment purposes in the ordinary course of business and will vote such additionally acquired shares in favor of any proposal submitted to shareholders that satisfactorily meets the objectives described above.

         Practices that SIA has discussed with management of the Issuer that, if adopted, may reduce or eliminate the discount at which the shares of the Issuer will trade in the future include: a.) investment strategies that may increase the Issuer's income and maintain an investment grade quality rating such as utilizing equity based leverage; investing in shares of closed-end funds with high returns and investment objectives similar to the Issuer's, including funds affiliated with the Issuer; and utilizing repurchase agreements on agency mortgage securities; b.) policies to repurchase the Issuer's shares such as authorizing a tender offer; and c.) adoption of a distribution policy that provides for including in dividends the Issuer's principal repayments in addition to interest and other income and capital gains (if any), which, if adopted, would constitute a return of capital. SIA has also discussed the ability of a closed-end fund to initiate a rights offering.

         SIA sent a letter to the management of the Issuer dated January 28, 1998 proposing changes to the Issuer's practices (the letter was attached as an exhibit to Schedule 13D filed on February 28, 1998). On March 18, 1998 the management of the Issuer announced that it intended to recommend to the Issuer's board of directors that the board authorize new discretionary repurchase offers during December 1999 and December 2001. The Issuer repurchased 10% of its shares at net asset value in December 1999, and did not offer to repurchase shares in December 2001.

         On July 7, 2009, SIA sent a letter to management of the Issuer requesting the adoption of a distribution policy that would include in the periodic distributions to the Issuer's shareholders the principal payments received on the Issuer's mortgage related investments(the letter was attached as an exhibit to Schedule 13D filed on July 9,
         2009). On September 25, 2009, the Issuer announced the adoption of a level distribution policy effective with the Issuer's December 2009 distributions whereby the Issuer will pay a fixed monthly distribution to shareholders. The level distribution policy is subject to termination at any time.

ITEM 5   Interest in Securities of the Issuer

         a) As of November 23, 2010, SIA and its affiliates own 1,921,116 shares which represents 8.99% of the outstanding Shares. None of the executive officers or directors of SIA owns any other shares.

            Entity                                         Shares     Percentage
            ----------------                              ---------   ----------
            SIA (client accounts)                         1,917,216        8.97%
            Sit Balanced Fund                                 3,900        0.02%
                                                          ---------   ----------
            Total Owned by SIA and Affiliated Entities    1,921,116        8.99%

         b) SIA has the sole power to vote and dispose of all of such shares.

         c) Shares have been acquired and sold since November 9, 2010 as previously reported. Transactions (all open market transactions) effected since November 9, 2010 range in price from $7.33 to $7.70.

         d) Client accounts have the right to receive all dividends from and any proceeds from the sale of the shares. None of the client accounts owns more than 5% of the shares outstanding.

         e) Not applicable.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         SIA has entered into investment management agreements with each of its clients pursuant to which SIA has assumed the responsibility to vote on behalf of its clients all shares held by its clients in portfolios managed by SIA.

ITEM 7   Materials to be Filed as Exhibits

         Not applicable.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

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November 24, 2010

Sit Investment Associates, Inc.

By:   /s/ Paul E. Rasmussen
      -----------------------------------
      Name/Title: Paul E. Rasmussen, Vice President

                                   EXHIBIT 1

The Reporting Person.
Sit Investment Associates, Inc. is an investment adviser registered under section 203 of the Investment Advisers Act of 1940 ("Advisers Act").

Sit Investment Associates, Inc.'s two subsidiaries, Sit Investment Fixed Income Advisors, Inc. and Sit Fixed Income Advisors II, LLC are each registered investment advisers under section 203 of the Advisers Act.

Sit Investment Associates, Inc. is the investment adviser for twelve no-load, open-end mutual funds (the "Funds") which are comprised of five registered investment companies, two of that consist of series funds as listed below. SIA has the voting power and dispositive power for all securities held in SIA client accounts and the following twelve mutual funds.

    1)  Sit Mid Cap Growth Fund, Inc.
    2)  Sit Large Cap Growth Fund, Inc.
    3)  Sit U.S. Government Securities Fund, Inc.
    Sit Mutual Funds, Inc.
        4)   Sit International Growth Fund (series A)
        5)   Sit Balanced Fund (series B)
        6)   Sit Developing Markets Growth Fund (series C)
        7)   Sit Small Cap Growth fund (series D)
        8)   Sit Dividend Growth Fund (Series G)
        9)   Sit Global Dividend Growth Fund (Series H)
    Sit Mutual Funds II, Inc.
        10)  Sit Tax-Free Income Fund (series A)
        11)  Sit Minnesota Tax-Free Income Fund (series B)
        12)  Sit High Income Municipal Bond Fund (series D)

Out of the affiliated entities indicated above, only SIA (client accounts), and Sit Balanced Fund beneficially owned shares of the American Strategic Income Portfolio Inc. common stock as of November 23, 2010.